UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SINA CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao

New Wave MMXV Limited

7/F Sina Plaza

No. 8 Courtyard 10 West

Xibeiwang East Road

Haidian District, Beijing, 100193

People’s Republic of China

Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

November 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	Page	2	of	8	Pages

1	Name of Reporting Persons Charles Chao
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,841,456 ordinary shares
	8	Shared Voting Power 0 ordinary shares
	9	Sole Dispositive Power 8,841,456 ordinary shares
	10	Shared Dispositive Power 0 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,841,456 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	G81477104	Page	3	of	8	Pages

1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,944,386 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,944,386 ordinary shares
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,944,386 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	G81477104	Page	4	of	8	Pages

Item 1. Security and Issuer.

This amendment No. 2 to statement on schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D filed by each of Mr. Charles Chao and New Wave MMXV Limited (“New Wave,” and together with Mr. Charles Chao, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2015, as amended by amendment No. 1 filed on June 16, 2017 (the “Original Filing”), with respect to the ordinary shares, par value $0.133 per share (the “Ordinary Shares”), of Sina Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Statement have the meanings ascribed to them in the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended and supplemented by the following:

The description of the Share Subscription Agreement under Item 6 is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Filing is hereby amended and restated as follows:

The responses of Mr. Charles Chao and New Wave to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Charles Chao beneficially owned 8,841,456 Ordinary Shares, representing approximately 12.4% of the Company’s total issued and outstanding Ordinary Shares. The 8,841,456 Ordinary Shares beneficially owned by Mr. Charles Chao comprise (i) 7,944,386 Ordinary Shares held by New Wave, (ii) 767,070 Ordinary Shares held by Mr. Charles Chao, (iii) 40,000 Ordinary Shares issuable upon exercise of options exercisable within 60 days after the date of this filing, and (iv) 90,000 Ordinary Shares issuable upon vesting of restricted share units within 60 days after the date of this filing.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 71,514,660 Ordinary Shares outstanding as of September 15, 2017 (excluding 9,606,576 Ordinary Shares that have been repurchased but not cancelled) disclosed in the Company’s proxy statement furnished to the Commission on Form 6-K on September 25, 2017.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

CUSIP No.	G81477104	Page	5	of	8	Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and supplemented by the following:

On November 6, 2017, the Company and New Wave entered into a share subscription agreement (the “Share Subscription Agreement”), pursuant to which the Company issued to New Wave 7,150 newly created Class A Preference Shares with 10,000 votes per share initially (the “Class A Preference Shares”), at par value of US$1.00 per share. As a result of the share issuance, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%.

The following is a summary of the key terms of the Class A Preference Shares:

•      The Class A Preference Shares have no economic rights nor any right to any dividend or other distribution by the Company.

•      The Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company.  When New Wave sells or otherwise transfers any number of Ordinary Shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each Class A Preference Share is entitled to will be reduced proportionally.

•      On any resolution to elect a director where the nominee is an executive officer of the Company, the votes attaching to the Class A Preference Shares on such resolution shall not be counted if a majority of the votes cast by the holders of the Company’s ordinary shares is against the appointment of such nominee.

•      For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the Class A Preference Shares in accordance with the Board’s recommendation to the extent the board determines to submit any such matter to shareholder approval.

•      If New Wave transfers the Class A Preference Shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the Class A Preference Shares shall cease to have any voting right.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and restated as follows:

A(1)             Joint Filing Agreement, dated as of November 16, 2015, between Charles Chao and New Wave XXMV Limited

B(1)             Subscription Agreement, dated as of June 1, 2015 between Sina Corporation and Charles Chao

C(1)*           Facility Agreement dated November 4, 2015, by and between Credit Suisse AG Hong Kong Branch and New Wave MMXV Limited

D(1)*           Equitable Share Mortgage in respect of Shares of Sina Corporation dated November 4, 2015, by and between Credit Suisse AG Hong Kong Branch and New Wave MMXV Limited

CUSIP No.	G81477104	Page	6	of	8	Pages

E(1)              Registration Rights Agreement dated November 6, 2015, by and between Sina Corporation and New Wave XXMV Limited

F                 Share Subscription Agreement dated November 6, 2017, by and between Sina Corporation and New Wave XXMV Limited

*                 Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

(1)         Filed previously.

CUSIP No.	G81477104	Page	7	of	8	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2017

CHARLES CHAO

/s/ Charles Chao

NEW WAVE XXMV LIMITED

By:	s/ Charles Chao
Name: Charles Chao
Title: Director

[Signature Page to Schedule 13D/A]

CUSIP No.	G81477104	Page	8	of	8	Pages

SCHEDULE A

Directors and Executive Officers of New Wave MMXV Limited

The names of the directors and the names and titles of the executive officers of New Wave MMXV Limited and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Director:
Charles Chao	Chairman of the board of director and chief executive officer of Sina Corporation	7/F SINA Plaza No. 8 Courtyard 10 West Xibeiwang East Road Haidian District, Beijing, 100193, People’s Republic of China	United States of America